UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-31650
MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)
MINDSPEED TECHNOLOGIES, INC.
(Name of issuer of the securities held pursuant to the plan)
4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660-3095
(Address of principal executive office)

MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Annual Report on Form 11-K

*	Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Participants and Administrator of the
Mindspeed Technologies, Inc. Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2010 and December 31, 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule entitled Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
Newport Beach, California
June 27, 2011

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS
Cash	$269,802	$237,757
Investments, at fair value	34,117,972	26,636,216

Total assets held for investment	34,387,774	26,873,973

Receivables
Employee contributions	123,163	120,426
Employer contributions	44,441	45,570
Notes receivable from participants	738,136	522,102
Other receivables	9,869	65

Total receivables	915,609	688,163

Total assets	35,303,383	27,562,136

LIABILITIES
Other	3,200	908

Total liabilities	3,200	908

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	35,300,183	27,561,228
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(20,526)	37,842

NET ASSETS AVAILABLE FOR BENEFITS	$35,279,657	$27,599,070

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$5,210,024	$9,366,564
Interest and dividends	445,310	339,214

	5,655,334	9,705,778

Contributions
Participants	2,913,649	2,942,364
Company	1,176,188	1,215,852
Rollovers	83,418	312,354

	4,173,255	4,470,570

Total additions	9,828,589	14,176,348

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,130,329	1,512,561
Administrative expenses	17,673	17,732

Total deductions	2,148,002	1,530,293

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,680,587	12,646,055

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	27,599,070	14,953,015

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$35,279,657	$27,599,070

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009
NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The following description of the Mindspeed Technologies, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
     General — The Plan became effective on July 1, 2003, and was most recently amended effective August 1, 2010. This amendment did not materially affect benefits or net assets of the Plan. The Plan is intended to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), covering all eligible employees of Mindspeed Technologies, Inc. (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
     Eligibility — An employee will be permitted to participate in the Plan as soon as practicable following his or her commencement of service with the Company, effective on the first payroll payment date following his or her commencement of service as an employee. Employees are subject to automatic enrollment provisions under the Plan. Unless the new hire waives enrollment, employees are enrolled with a four percent (4%) deferral election.
     Contributions — Participant contributions to the Plan are based upon a percentage of base compensation as designated by each participant. Participants may contribute a percentage of their base compensation on a pre-tax or post-tax basis, or a combination of both, up to a maximum of fifty percent (50%). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are deposited with the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are invested based on each participant’s election of one or more of several investment funds.
     The Company may make discretionary matching contributions up to one hundred percent (100%) on the first four percent (4%) of base compensation that an employee contributes each pay period. The Company’s matching contributions can be made in the form of common stock of the Company or in cash, or in any combination of the two. Company matching contributions are deposited with the Plan after each pay period. The Company’s matching cash contributions for the years ended December 31, 2010 and 2009 were $1,176,188 and $1,215,852, respectively and consisted solely of cash. The matching cash contributions were used to purchase shares of common stock of the Company that were then deposited into the participants’ accounts.
     Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of matching contributions are based on the amount of the participant’s eligible participant contributions. Allocations of earnings are based on a participant’s account balances. Depending on the nature of the expenses, expenses are allocated evenly across all eligible accounts or based on a participant’s account balance, as determined under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Plan participants may choose among various investment options, as more fully described in the information package provided to eligible employees by the Company. Beginning in 2010, participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on a post-tax basis. Roth 401(k) contributions are eligible for Company matching contributions. Distributions from the Roth 401(k) account are free from income tax as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age fifty-nine and one half (59 1/2).
     Vesting — Participants are fully vested in all contributions and earnings on contributions.

     Forfeitures — Participants are fully vested in their accounts upon entry to the Plan, therefore, the Plan does not allow for forfeitures.
     Administrative Expenses — The Company absorbs significant costs of the Plan. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.
     Payment of Benefits — Plan benefits are distributed in a lump sum or installments.
     Active participants may withdraw the pre-tax portion of their account in a lump sum in the event of undue financial hardship or part or all of their account upon attainment of age fifty-nine and one half (59 1/2) in accordance with the terms of the Plan.
     Notes Receivable from Participants — Participants may generally borrow an amount not exceeding the lesser of (i) fifty percent (50%) of their account balance, and (ii) 50,000 less the highest loan balance outstanding in the previous twelve months. The loans are collateralized by the participant’s vested interest in the Plan.
     As a result of the adoption of the Financial Accounting Standards Board’s (FASB) Accounting Standards Update (ASU) 2010-25, Plan Accounting—Defined Contribution Plans, the Plan retrospectively classified participant loans as notes receivable from participants in the statements of net assets available for benefits and measured them at their unpaid principal balance plus any accrued but unpaid interest.
     Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
     Non-Discrimination Testing for Employee and Employer Contributions — The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions that are refunded within two and one-half months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.
     Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Notes receivable from participants are valued at their outstanding balances which approximate fair value.
     The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. As provided in the American Institute of Public Accounting (AICPA) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), an investment contract is generally adjusted to contract value, from fair value, to the extent it is fully benefit-responsive. The investments in the fully benefit-responsive investment contracts have been adjusted to contract value, which is equal to principal balance plus accrued interest.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     New Accounting Pronouncements — In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level 3 fair value measurements (as defined in Note 7 below). Certain provisions of this update will be effective in the year ending December 31, 2011 and the Plan is currently evaluating the impact of the pending adoption of ASU 2010-06 on the Plan’s financial statements.
     In September 2010, the FASB issued ASU 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962)- Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and requires participant loans to be classified as notes receivable from participants. This ASU is effective for plan years ending after December 15, 2010 and is required to be applied retrospectively. The Plan adopted ASU 2010-25 effective fiscal year 2010 and accordingly reclassified prior year employee loan balances from investments to notes from participants to be consistent with current presentation. ERISA rules require the Plan to report participant loans as plan investments; accordingly these loans are included in the attached supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Part I, Line c (8) Participant Loans.
     In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.
NOTE 2 — INVESTMENTS
     The following table presents the fair values of assets held for investment as of the dates indicated. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2010 or 2009 are separately identified:

	December 31,
	2010		2009
PARTICIPANT DIRECTED INVESTMENTS
Common/collective trust:
Fully benefit-responsive investment contract:
Fidelity Managed Income Portfolio Trust	$2,524,354	*	$2,035,035	*

Mutual funds:
Fidelity Diversified International Stock Fund	1,914,568	*	1,786,541	*
T. Rowe Price Emerging Markets Stock Fund	2,371,279	*	1,740,392	*
Spartan U.S. Equity Index Fund	2,247,636	*	1,722,441	*
Baron Growth Fund	2,037,380	*	1,542,332	*
Fidelity Mid Cap Stock Fund	1,781,220	*	1,333,041	*
Fidelity U.S. Bond Index Fund	1,591,267	*	1,275,121	*
Fidelity Low-Priced Stock Fund	1,787,913	*	1,340,157	*
Fidelity Growth Company	1,829,039	*	1,149,452	*
Other	8,964,807		6,419,680

Total mutual funds	24,525,109		18,309,157

Mindspeed Technologies, Inc. common stock	7,068,509	*	6,292,024	*

Interest bearing cash	269,802		237,757

	$34,387,774		$26,873,973

*	Represents 5% or more of the Plan’s net assets

     A summary of the change in fair value of the Plan’s investments is as follows:

	Years Ended December 31,
	2010	2009
Mindspeed Technologies, Inc. common stock	$839,376	$5,616,761
Common/collective trust	31,782	32,221
Mutual funds	4,338,866	3,717,582

	$5,210,024	$9,366,564

     The Plan invests in a fully benefit-responsive investment contract through the Fidelity Managed Income Portfolio Trust. The average yield earned on this investment contract for the years ended December 31, 2010 and 2009 was 2.7% and 3.2%, respectively. The average yield credited to plan participants on this investment contract for the years ended December 31, 2010 and 2009 was 1.5% and 1.2%, respectively.
NOTE 3 — PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always fully vested in their accounts.
NOTE 4 — TAX STATUS
     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 16, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Effective August 1, 2010, the Plan adopted a Volume Submitter Defined Contribution Plan (Volume Submitter Plan) which received a favorable opinion letter from the Internal Revenue Service, dated March 31, 2008, stating that the Volume Submitter Plan, as then designed, qualifies under Section 401(a) of the IRC. The Plan has not received a determination letter specific to the Plan itself; however, the Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
     Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.
NOTE 5 — RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
NOTE 6 — RELATED PARTY TRANSACTIONS
     Certain Plan investments are shares of mutual funds and units of participation in a common/collective trust managed by Fidelity Investments. Fidelity Management Trust Company is the Plan trustee and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. The Plan also holds investments in the common stock of the Plan Sponsor. These transactions also qualify as party-in-interest transactions for which a statutory exemption exists.
NOTE 7 — FAIR VALUE MEASUREMENTS
     Plan assets are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is used to prioritize the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
     Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.
     Mutual Funds and the Mindspeed Technologies Common Stock Fund:
These investments are public investment securities valued using the Net Asset Value (NAV) provided by Fidelity. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.
     Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.
     Common/Collective Investment Trusts:
These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
     Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk. The Plan had no level 3 investments at December 31, 2010 and 2009.
     The following table represents financial assets that we measure at fair value on a recurring basis. We have classified these assets in accordance with the fair value hierarchy set forth in ASC 820:

December 31, 2010	Level 1	Level 2	Total
Mutual funds
Blended funds	$6,572,489	$—	$6,572,489
Large cap	5,291,714		5,291,714
International	4,285,847		4,285,847
Mid cap	3,767,152		3,767,152
Bond funds	2,570,527		2,570,527
Small cap	2,037,380		2,037,380
Mindspeed Technologies Common Stock Fund	7,068,509		7,068,509
Collective trusts	—	2,524,354	2,524,354

Investments, at fair value	$31,593,618	$2,524,354	$34,177,972

December 31, 2009	Level 1	Level 2	Total
Mutual funds
Blended funds	$4,500,369	$—	$4,500,369
Large cap	3,816,054		3,816,054
International	3,526,933		3,526,933
Mid cap	2,825,746		2,825,746
Bond funds	2,097,723		2,097,723
Small cap	1,542,332		1,542,332
Mindspeed Technologies Common Stock Fund	6,292,024		6,292,024
Collective trusts	—	2,035,035	2,035,035

Investments, at fair value	$24,601,181	$2,035,035	$26,636,216

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2010
Net assets available for benefits per the financial statements	$35,279,657
Less: Employee contribution related receivable	(123,163)
Less: Employer contribution related receivable	(44,441)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	20,526

Net assets available for benefits per the Form 5500	$35,132,579

     The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31,
2010
Total investment income per the financial statements	$5,655,334
Less: Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	58,367

Total investment income per the Form 5500	$5,713,701

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2010
FEIN: 01-0616769
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
*	Fidelity Investments	Interest bearing cash		**	$269,802
*	Fidelity Investments	Fidelity Fund		**	333,448
*	Fidelity Investments	Fidelity Growth Company Fund		**	1,829,039
*	Fidelity Investments	Fidelity OTC Portfolio Fund		**	395,958
*	Fidelity Investments	Fidelity Low-Priced Stock Fund		**	1,787,913
*	Fidelity Investments	Fidelity Diversified International Fund		**	1,914,568
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund		**	1,781,220
*	Fidelity Investments	Fidelity Freedom Income Fund		**	298,521
*	Fidelity Investments	Fidelity Freedom 2000 Fund		**	233,376
*	Fidelity Investments	Fidelity Freedom 2005 Fund		**	25,947
*	Fidelity Investments	Fidelity Freedom 2010 Fund		**	408,181
*	Fidelity Investments	Fidelity Freedom 2015 Fund		**	637,984
*	Fidelity Investments	Fidelity Freedom 2020 Fund		**	1,119,523
*	Fidelity Investments	Fidelity Freedom 2025 Fund		**	1,133,832
*	Fidelity Investments	Fidelity Freedom 2030 Fund		**	1,013,457
*	Fidelity Investments	Fidelity Freedom 2035 Fund		**	1,204,142
*	Fidelity Investments	Fidelity Freedom 2040 Fund		**	307,966
*	Fidelity Investments	Fidelity Freedom 2045 Fund		**	66,739
*	Fidelity Investments	Fidelity Freedom 2050 Fund		**	122,819
*	Fidelity Investments	Fidelity Intermediate Government Income Fund		**	979,260
*	Fidelity Investments	Fidelity Managed Income Portfolio Trust		**	2,524,354
*	Fidelity Investments	Fidelity U.S. Bond Index Fund		**	1,591,267
	T. Rowe Price	T. Rowe Price Emerging Markets Stock Fund		**	2,371,279
	Baron Funds	Baron Growth Fund		**	2,037,380
	Spartan	Spartan U.S. Equity Index Fund		**	2,247,636
	Virtus	Virtus Mid-Cap Value Fund Class A		**	198,020
	Van Kampen	Van Kampen Growth & Income Fund Class A		**	485,634
*	Mindspeed Technologies, Inc.	Common stock, shares		**	7,068,509

	Total investments, at fair value				$34,387,774

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	$—		$738,136

*	Party-in-interest for which a statutory exception exists

**	Historical cost information is not required for participant directed investment funds
See Independent Registered Public Accounting Firm’s Report and the accompanying notes to financial statements.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN MINDSPEED TECHNOLOGIES, INC., PLAN ADMINISTRATOR
Date: June 27, 2011	By	/s/ ALLISON GARCIA
Allison Garcia
Senior Vice President, Human Resources, of Mindspeed Technologies, Inc.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm